UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 6)*

                                   Quipp, Inc.
                                (Name of Issuer)
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                                  Common Stock
                         (Title of Class of Securities)
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                                  748802 10 5
                                 (CUSIP Number)
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         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                Page 1 of 4 pages

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CUSIP NO.                              13G                 PAGE 2 OF 4 PAGES
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 1        NAME OF REPORTING PERSON
          S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Louis D. Kipp
-------------------------------------------------------------------------------
 2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                       (a)  [ ]
                                                                       (b)  [ ]
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 3        SEC USE ONLY


-------------------------------------------------------------------------------
 4        CITIZENSHIP OR PLACE OF ORGANIZATION

          United States of America
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                            5        SOLE VOTING POWER

                                     141,705 at December 31, 1998
                            --------------------------------------------------
      NUMBER OF             6        SHARED VOTING POWER
       SHARES
    BENEFICIALLY
     OWNED BY               --------------------------------------------------
       EACH                 7        SOLE DISPOSITIVE POWER
     REPORTING
      PERSON                         141,705 at December 31, 1998
       WITH                 --------------------------------------------------
                            8        SHARED DISPOSITIVE POWER

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 9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          141,705 at December 31, 1998
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10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

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11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          8.61% at December 31, 1998
-------------------------------------------------------------------------------
12        TYPE OF REPORTING PERSON*

          IN
-------------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

ITEM 1(A). NAME OF ISSUER:

           Quipp, Inc.

ITEM 1(B). ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

           4800 N.W. 157th Street, Miami, Florida 33014

ITEM 2(A). NAME OF PERSON FILING:

           Louis D. Kipp

ITEM 2(B). ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR IF NONE, RESIDENCE:

           4800 N.W. 157th Street, Miami, Florida 33014

ITEM 2(C). CITIZENSHIP:

           United States of America

ITEM 2(D). TITLE OF CLASS OF SECURITIES:

           Common Stock

ITEM 2(E). CUSIP NUMBER:

           748802 10 5

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B), OR 13D-2(B), CHECK WHETHER THE PERSON FILING IS A:

           Not applicable.

ITEM 4.   OWNERSHIP:

          As of December 31, 1998, Mr. Kipp beneficially owned 141,705 shares of the Issuer's common stock, $.01 par value ("Common Stock"), representing 8.61% of the outstanding Common Stock, calculated in accordance with Rule 13d-3(d)(1). Specifically, Mr. Kipp beneficially owned 78,705 shares of Common Stock and 63,000 shares of Common Stock underlying options that were exercisable on that date. Mr. Kipp had sole power to vote and dispose of all 141,705 shares, of which 27,000 shares were owned by the Patricia A. Kipp & Louis D. Kipp & Their Successor as Trustee for the Patricia A. Kipp Revocable Trust U/A/D 1/29/98 and 51,705 shares were owned by the Louis D. Kipp & Patricia A. Kipp & Their Successor as Trustee of the Louis D. Kipp 1998 Revocable Trust U/A/D 1/29/98.

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

         Not applicable.

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

         Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

         Not applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

         Not applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP.

         Not applicable.

ITEM 10. CERTIFICATION.

         Not applicable.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                       FEBRUARY 8, 1999
                                             ----------------------------------
                                                            (Date)


                                                     /s/ LOUIS D. KIPP
                                             ----------------------------------
                                                        (Signature)


                                                    LOUIS D. KIPP, DIRECTOR
                                             ----------------------------------
                                                         (Name/Title)